[DESCRIPTION]  ANNUAL REPORT TO THE SHAREHOLDERS

Dear Shareholders,

       The Fund's performance for the fiscal year ended June 30, 1996 ("Fiscal '96") was disappointing in comparison to the market in general. For Fiscal '96, the Fund had a total return of 6.30%. Our benchmark, the Russell 2000 Index, returned 23.89% over the same period. The Fund's total return for each quarter was 10.06%, -7.81%, 0.78%, 3.97% respectively. A closer look at the performance graph on page 3 reveals that one disastrous quarter severely
hurt the Fund's twelve month performance.   Although the Fund's large position
in technology related companies largely contributed to the 10.06% Fiscal 1st Quarter performance, the technology sell-off at the end of 1995, especially in small capitalization stocks, wiped out much of the previous quarter's gains. To be specific, the Fund's portfolio of technology related companies accounted for a decline of $1.08 in the NAV for the quarter, while the rest of the portfolio added $0.14.

       The previous twelve month period was filled with drastic fluctuations in the day to day movement of the market. The Fund continued to stay invested during the downturns and bought more shares of quality stocks while they were at depressed levels. That strategy paid off in the months ahead when investor confidence re-entered the market. From January through May, the Fund surged more than 20%. News then came in June that the economy seemed to be growing at a much faster rate than previously thought. Good news? Not necessarily. Good news about the economy is not always good news for stocks. Once again, fears about inflation and higher interest rates sent the markets and the Fund reeling. Technology and small-cap stocks took the brunt of the sell-off.

       Principle contributors to the Fund's performance during Fiscal '96 were, as mentioned above, stocks in the technology-related sector. One of the Fund's favorite stocks, ENCAD (maker of wide-format color printers) was the biggest contributor to the Fund's performance, and was the Fund's largest stock position on August 26, 1996. The Fund also saw significant appreciation in Phoenix Network (provider of telecommunication services) which announced several strategic alliances which will greatly enhance the presence of the
company over the next several years.   Bio-technology and healthcare related
companies also contributed to the performance of the Fund, particularly, PLC Systems, Inc. (maker of heart lasers) and American Biogenetic Sciences (maker of medical diagnostic products). PLC Systems, Inc., which is now the Fund's 5th largest position, is awaiting FDA approval on it's heart laser technology which has shown extremely positive results. Disappointments to the Fund was STM Wireless, Inc., one of the Fund's favorite companies over the last couple of years. After seeing it's stock price double in 1994 and increase more than 30% in 1995, STM shocked investors when they reported a 4th Quarter loss, which broke a long string of profitable quarters. Management said it was only a onetime disruption in operations due to non-recurring events. None the less, investors punished the stock down over 48%. At the time of the announcement, STM was the Fund's largest stock position. STM still continues to be one of the Fund's top 20 holdings. The Instant Publisher (maker of digital printing products) was hurt by manufacturing problems that all but halted sales; the stock dropped 75%. Ecogen (an agriculture bio-technology company) was hurt by the unfavorable farming conditions in the U.S. and lost more than 60% of it's value. WRT Energy was hurt by depressed natural gas prices and a mild winter and lost 86% of it's value, most of which came over a two day period. Weitzer Homebuilders, Inc. reported substantially lower sales due to the extensive rains in Florida last year; the stock fell more than 75%.

       Although volatility in the stock market is probably here to stay, I believe that trying to time the ups and downs is very dangerous. Most investors end up being invested on the way down, then jumping out and missing the ride back up. So how does the Fund intend to achieve it's object of long-term growth of capital? By taking advantage of downturns in quality stocks that have been oversold during a panic- driven market.

       Thank you for your continued confidence. Feel free to call me with any questions or comments about the Fund.

                                                                Jimmy Baker
August 26, 1996                                                 President




To the Shareholders and Board of Directors of AmTrust Investors, Inc.

I have audited the accompanying statement of assets and liabilities, including the schedule of investments, of AmTrust Investors, Inc. as of June 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and financial highlights based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. My procedures included confirmation of securities owned as of June 30, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of AmTrust Investors, Inc. as of June 30, 1996, the results of operation for the year then ended, the change in net assets, and the financial highlights for each of the two years in the period then ended, in conformity with generally accepted accounting principles.


/S Michael S. Klingle
Certified Public Accountant

August 30, 1996
Victoria, Texas



                            FINANCIAL STATEMENTS

                     Statement of Assets and Liabilities
                            As of June 30, 1996

Assets:
 Investments at market Value  (Cost $ 844,364.67)             $   771,318.95
 Cash                                                              68,813.04
                                                                  ----------
                                Total Assets                      840,131.99

Liabilities:
 Accounts Payable - Mangement Fees                                  1,113.22
 Accounts Payable - Custodial Fees                                     12.00
 Accounst Payable - Investments Bought                              7,375.00
                                                                    --------
                             Total Liabilities                      8,500.22

Net Assets (equivalent to $10.75 per share,
            based on 77,389.622 shares outstanding)            $  831,631.77
                                                                  ==========

Net Asset Value Per Share                                           $  10.75
                                                                      ======
The accompanying notes are an integral part of these financial statements


                            Statement of Operations
                       For the Year Ended June 30, 1996

Investment income:
  Interest income                                        $ 1,031.78
  Dividend income                                          3,605.67
                                                           --------
  Total investment income                                            4,637.45

Operating expenses:
  Management fees (Note 2)                                 8,771.78
  Transaction service charge                                 926.97
  Foreign taxes paid                                          14.91
                                                           --------
  Total operating expenses                                           9,713.66
                                                                     --------
  Net investment income (loss)                                     ( 5,076.21)

Net realized and unrealized gain (loss)
  on securities: (Note 5)
  Realized gain on sale of securities                    183,502.21
  Change in unrealized depreciation                     (136,820.19)
                                                        -----------
  Net realized and unrealized gain on securities                    46,682.02
                                                                    ---------
  Net increase in net assets resulting from operations            $ 41,605.81
                                                                    =========

The accompanying notes are an integral part of these financial statements


                         Statement of Changes in Net Assets
                     For the Years Ended June 30, 1996 and 1995


Increase in Net Assets:
                                                        06/30/96     06/30/95
Operations:
   Net investment income (loss)                     $   (5,076.21)  (3,730.13)
   Net realized gain on  securities                    183,502.21   22,422.65
   Net change in unrealized appreciation
      or  (depreciation) in securities                (136,820.19)  76,892.86
   Net increase in net assets from operations           41,605.81   95,585.38

Distributions to shareholders:
   From net investment income                                 .00         .00
   From net realized gains (.7378 per share)           (51,711.04)        .00
   Net decrease from Distributions                     (51,711.04)        .00

From Capital Share Transactions: (Note 4)
   Proceeds from shares issued                          65,861.09  227,806.07
   Reinvestment of dividends and
      capital gains distributions                       51,711.04         .00
   Payments for shares redeemed                       (100,598.94) (48,945.88)
   Net From Fund Share Transactions                    116,973.19  178,860.19

Total Increase in Assets                               106,867.96  274,445.57
Net Assets:
   Beginning of Year and period                        724,763.81  450,318.24
                                                       __________  __________

   End of Year                                         831,631.77  724,763.81
                                                       ==========  ==========



The accompanying notes are an integral part of these financial statements



                            FINANCIAL HIGHLIGHTS

                                                       For the Fiscal Year Ended
                                                         6/30/96      6/30/95
Net Asset Value, Beginning of Period                      $10.84        $9.23
Income From Investment Operations:
   Net investment income (loss)                            (0.07)       (0.05)
   Net realized & unrealized gains (losses) on securities   0.72         1.66
   Total from investment operations                         0.65         1.61
Less Distributions:
   Distributions from realized gains                       (0.74)       (0.00)
                                                          ------       ------
Net Asset Value, End of Period                            $10.75       $10.84
                                                          ======       ======
Total return for the period                                6.30%       17.44%

Ratios/Supplemental Data
   Net assets at the end of the period               $831,631.77  $724,763.01
   Ratio of expenses to average net assets                  1.22         1.00
   Ratio of net investment income (loss) to avg net assets (0.64)       (0.60)
   Portfolio turnover rate                                   87%           79%
   Average commission rate paid per share                  .1035        .1040
   Shares outstanding at end of period                77,389.622   66,845.421


The accompanying notes are an integral part of these financial statements


                   SCHEDULE OF INVESTMENTS AS OF JUNE 30, 1996

  Shares                              Value
  ------                             -------
Auto Parts - 1.23%
   2,000    HiLo Automotive            9,500

Banking - 5.35%
   1,500    TR Financial              41,250

Biotechnology - 13.76%
   2,000    Celgene                   23,000
   2,000    Biotechnology General     16,625
   4,000    Hemagen                   11,250
   2,000    Ecogen                     9,500
  15,000    Pharmos Corp              29,532
   2,000    Medarex                   16,250
                                     106,157

Building & Home Improvements- 0.68%
   3,000    Weitzer Homebuilders       5,250

Communications Equipment/Services - 13.78%
   3,500    STM Wireless              35,000
  10,000    Phoenix Network           48,750
   3,000    WARP 10 Technologies      22,500
                                     106,250

Computer Software & Services - 5.02%
   4,000    Globalink                 29,500
   2,000    American Software          9,250
                                      38,750

Consumer Products - 0.55%
   4,800    Creative Technologies      4,200

Miscellaneous - 7.52%
   4,000    NTN Communications        23,500
   2,000    The TOPPS Company         11,250
   2,000    Invision Technology       23,250
                                      58,000

Computer Equipment/Products - 10.20%
   2,000    Bell Microproducts        15,250
   2,000    ENCAD                     34,000
   4,000    Focus Enhancements        10,750
  10,000    The Instant Publisher      8,437
   1,000    Metatec                   10,250
                                      78,687

Electric/Electronic Components - 13.89%
   2,000    Irvine Sensors             9,500
   1,000    EXAR Corp                 13,000
   2,000    Transwitch                26,500
   4,000    SEEQ Technology           13,250
   1,000    Excel Technology           9,250
   4,000    Electrosource              3,375
   3,000    Videonics                 32,250
                                     107,125

Energy - 3.28%
   3,000    Gulfwest Oil               9,750
  12,000    WRT Energy                 3,000
   3,000    Panaco                    12,562
                                      25,312

Healthcare - 6.78%
   3,000    Medical Control, Inc      16,500
   3,255    Retirement Care Assoc,Inc 35,805
                                      52,305

Medical Equipment/Supplies - 17.96%
  15,000    U.S. Alcohol Testing      36,563
   1,000    PLC Systems               22,375
   3,000    I-Flow                    15,000
   1,500    Physicians Comp Network   17,344
   1,000    Isolyser                  12,000
   5,000    Thermogenesis             21,563
   3,000    Plasma-Therm              13,688
                                     138,533

Total Portfolio Investments - 100%
( Cost = $844,365)                  $771,319


Notes to the Financial Statements

Note 1: Significant Accounting Policies

AmTrust Investors, Inc. (the "Fund") was incorporated under the laws of the State of Texas as of January 25, 1993 as an open-end diversified management company under the Investment Company Act of 1940. The Fund's inception date was August 19, 1993. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statement and highlights.

SECURITY VALUATION: Securities listed on a stock exchange for which market quotations are readily available are valued at the closing prices on the date of valuation, or, if no such closing price is available, at the last bid price quoted on such day. The value of securities and other assets for which no market quotations are readily available are determined in good faith at fair value using estimation methods approved by the Board of Directors. Short-term securities that mature in sixty (60) days or less are valued at amortized cost, which approximates market value, unless this method does not represent fair value.

FEDERAL INCOME TAXES: The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS: The Fund intends to distribute to shareholders at least annually substantially all of its net income from dividends and interest payments and substantially all of its net realized capital gains, if any. Dividends to shareholders are recorded on the ex-dividend date.

SECURITIES TRANSACTIONS AND INVESTMENT INCOME: The Fund follows industry practice and records security transactions on the trade date. Dividend income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

Note 2:  Investment Advisory Services

The Fund has entered into an Investment Advisory Agreement with AmTrust Capital Resources, Inc. for investment management that provides for the payment of a monthly fee, calculated daily, at the current annual rate of one and one-half percent (1.5%) of the previous thirty-day moving average of the daily net assets of the Fund. The Current rate will remain in effect until the Fund's thirty-day moving average exceeds two million dollars, at which time the rate will drop by .05%. The rate will continue to drop by .05% for specific asset size increases in the Fund's thirty-day moving average until it's greater than ten million dollars, at which time the rate will be fixed at 1.25% of the Fund's thirty-day moving average. Certain officers and directors of the Fund are also officers, directors and shareholders of the Investment Advisor. The Investment Advisor was paid $8,771.78 in management fees for the period ended June 30, 1996.


Note 3:  Distributions to Shareholders

On December 29, 1995, a distribution of $.7378 per share aggregating $51,711.04 was declared from net realized gains from investment transactions (including $.3134 per share applicable to short-term gains that are taxable to shareholders as ordinary income dividends) accumulating through October 31, 1995. The dividend was paid on December 29, 1995, to shareholders of record on December 29, 1995.


Note 4:  Capital Share Transactions

As of June 30, 1996, there were 10,000,000 shares of $.001 par value capital stock authorized. Transactions in capital stock for the years ended June 30, 1996 and 1995 were as follows:

                              Year Ended                  Period Ended
                            June 30, 1996                June 30, 1995
                    Total Shares  Dollar Amount    Total Shares  Dollar Amount

Shares Issued         14,494.920     165,861.09      22,857.462   $227,806.07
Shares Issued from reinvestment
   of dividends        5,040.057      51,711.04            .000           .00
Shares Redeemed      ( 8,990.776)   (100,598.94)    ( 4,800.730) (  48,945.88)
                     -----------    -----------     -----------   -----------
Net Increase          10,544.201     116,973.19      18,056.732   $178,860.19
                     ===========    ===========     ===========   ===========

Note 5:  Investment Transactions

Purchases and sales of investment securities were $665,827.37 and $662,466.44, respectively, for common stocks. Net realized gains on the sale of Investments (cost basis) for the period ended June 30, 1996, was $183,502.21. The net gain on investments for the year ended June 30, 1996, was $46,682.02. This amount represents the net increase in value of investments held during the year. The net realized gain on investments was entirely from long transactions. As of June 30, 1996, the gross unrealized appreciation of securities was $113,018.26, the gross unrealized depreciation was $186,063.98 and the net unrealized depreciation was $73,045.72. There are $114,670.93 in undistributed net realized gains on investment transactions as of June 30, 1996.




QUESTIONS ABOUT THE FUND:


Q. Why does the Fund's daily NAV (Net Asset Value per share) on some days move in opposite direction with the stock market in general?
A. The Fund doesn't try to emulate the market but does try to beat the market over a long period of time by concentrating it's assets in only a few companies. As of June 30, 1996 the Fund held only 42 stocks in it's portfolio. The top 10 stocks (listed below) comprised almost 42% of the Fund's net assets. The top 20 stocks comprised over 66% of the Fund's net assets. Due to the fact that the Fund's assets are not spread out over hundreds of stocks, the Fund's daily NAV is dependent on the movement of a smaller number of stocks.

                       Top Ten as of June 30, 1996
       1.  Phoenix Network    5.86%       6.  ENCAD            4.08%
       2.  TR Financial       4.96%       7.  Videonics        3.87%
       3.  US Alcohol Testg   4.39%       8.  Pharmos Corp     3.55%
       4.  Retirement Care    4.30%       9.  Globalink        3.54%
       5.  STM Wireless       4.20%      10.  Transwitch       3.18%

Q. Why doesn't the Fund invest in more stocks to spread out the risk and smooth out the daily volatility of the Fund's NAV?
A. The Fund's investment strategy is to invest in quality companies for
   long-term growth.   The Fund searches for a few small companies that have
   products or technology that can make them become a dominate company in that area in the next several years. Sometimes that growth takes longer than expected. The Fund only looks at companies whose stock can conceivably double or triple over the next two or three years. The Fund then invests a large percentage of the Fund's assets in that company's stock in order to maximize the effect on the Fund's NAV. When a substantial upside (or downside) move takes place in one of the Fund's holdings, it will more greatly impact the Fund's net asset value.

Q. Why has this strategy not provided the Fund with better-than-market performance?
A. Until recently, most of the stocks in the Fund's portfolio had not received much following by Wall Street analyst or brokerage houses. During 1995, when the Fund lagged the rest of the market, the Fund's largest positions didn't make any substantial moves and thus the Fund was not able to keep up with the broad market.  The strong earnings during 1995 has since helped those stocks gain exposure from the investing community. The Fund surged more than 20% in the first five months of 1996 compared to a less than 15% rise in the Russell 2000 Index (price change in the index for the first five months). This was a direct result of a move in the stocks in
   the top 20.   Unfortunately, when the market began correcting in the first week of June, those stocks plunged like the rest of the market. Since the decline was not due to deteriorating fundamentals of the individual companies, the Fund was buying more shares of these companies at the depressed levels in June & July and has good reason to believe that they will once again attain their prior levels.

Q. What causes the market to swing so drastically from day to day?
A. Two things drive the market:  Greed and Fear!


                                PERFORMANCE DATA *

                                              Total Return         Avg Annual
                                             12 Months Ended      Return Since
                                                 6/30/96          Inception(d)

   AmTrust Value Fund.(a).........                 6.30%              5.78%
   Russell 2000 Small Cap Index(b)                23.89%             14.33%
   S&P 500 Index(c)...............                26.00%             16.89%

(a) The Fund began on August 19, 1993. Performance figures are from August 19, 1993 (inception) through June 30, 1996 and includes any applicable dividends.

(b) The Russell 2000 is an unmanaged index of approximately 2000 small cap stocks, ranging in value of shares, from $50 million to $600 million. Since the Fund is a "small cap fund", management of the Fund feels that Fund performance should more appropriately be compared to the Russell 2000 (Return is the price percentage change of the index during the period, including any applicable dividends).

(c) The S&P 500 Index is an unmanaged group of stocks considered to be representative of the stock market in general(Return includes any applicable dividends).

(d) Average Annual Return from August 19, 1993 until June 30, 1996.



Corporate Headquarters:
 109-A Teakwood
 Victoria, Texas  77901
 (512)  578-7778
 (800)  532-1146


Board of Directors:
 Jimmy Baker, President
 Paul M. Erdelt
 Jesse Baker, Jr., Secretary
 Paul Teinert
 Mickey Pachta


Investment Advisor:
 AmTrust Capital Resources, Inc.
 109-A Teakwood
 Victoria, Texas  77901


Transfer & Dividend Paying Agent:
 AmTrust Capital Resources, Inc.


Independent Auditor:
 Michael S. Klingle
 119 Amhurst
 Victoria, Texas 77904


Legal Counsel:
 Mickey Pachta
 210 Brocton
 Victoria, Texas  77904


Retirement Account Trustee:
 Sterling Trust Company
 PO Box 2526
 Waco, Texas  76702